Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
September 8, 2016

Re:

Bofat Investment Inc
Offering Statement on Form 1-A
Filed June 24, 2016
File No. 024-10571
Ladies and Gentlemen:
On behalf of Bofat Investment, Inc., a Delaware corporation ("Company"), we hereby request, pursuant to the rules (File No. 024-10571), as initially filed with the Securities and Exchange Commission ("Commission") on June 24, 2016 ("Offering Circular") be withdrawn effective immediately, the company is no longer wish to pursue the offering. No securities had been sold under this offering.

Olukayode Jinadu
Chief Executive Officer
Bofat Investment Inc
6740 Greenbriar Curve
Shakopee, Minnesota 55379